                      June 22, 2012

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:  Jeffrey P. Riedler
                   Assistant Director

Re:	Caldera Pharmaceuticals, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on June 8, 2012
File No. 333-179508

Dear Mr. Riedler:

Thank you for your June 18, 2012 letter regarding Caldera Pharmaceuticals, Inc. (“Caldera”).  In order to assist you in your review of Caldera’s Form S-1, we hereby submit a letter responding to the comments and Amendment No. 3 to Form S-1 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Amendment No. 2 to Registration Statement on Form S-1/A

Risk Factors

“We are an emerging growth company,‟ and any decision on our part to comply . . .,” page 9

1.
We note your response to Comment 2 and your statement that you qualify as an “emerging growth company” as defined in the Jumpstart Our Businesses Act. In this risk factor, you indicate that you could cease to be an “emerging growth company” if the market value of your common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year before the end of the prescribed 5-year period.  Please revise and expand this risk factor to disclose that you could remain an emerging growth company until the earliest of:

●	The last day of the fiscal year in which you have total annual gross revenues of $1 billion or more;
●	The last day of your fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement;
●	The date on which you have issued more than $1 billion in nonconvertible debt during the previous three years; or
●	The date on which you are deemed to be a large accelerated filer.

Response:  Complied with.  We have revised and expanded the disclosure.

United States Securities
   and Exchange Commission
June 22, 2012

Dilution, page 18

2.
Please refer to your response to comment 11. It appears as though the net tangible book deficit should be ($2,376,018) or ($0.55) per share which is stockholders’ equity less intangible assets. Please revise your disclosure to clarify that the dilution to be experienced by investors of $5.55 in your offering will be greater than the anticipated offering price.

Response: Complied with. We have revised the disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the quarter ended March 31, 2012 and the quarter ended March 31, 2011

Selling, general and administrative expenses, page 20

3.
We note that the drivers you discuss sum to an overall decrease in expense whereas the overall change in selling, general and administrative expense was an increase. Please revise your disclosure to include any other significant components that contributed to the overall increase in expense.

Response: Complied with. There were no other significant components but there were some minor expenses that increased. These have been included in the discussion on Selling, general and administrative expenses.

4.
We acknowledge your response to comment 12. It appears that you believe that you do not have an order backlog for services under Item 101(c)(viii) because your three-year grant from the National Institutes of Health is a percentage of completion contract. The fact that your contract is a percentage of completion contract does not appear to be relevant to whether a firm order for services exists. Please explain to us why a three-year commitment to provide funding for services performed is not a firm order. In this regard, it is apparent in your revenue recognition policy on page F-33 that you characterize the revenue recognized from your grants as being derived from “Firm Fixed Price Government contracts.” In your response, please also tell us how your agreement with the National Institutes of Health represents a $3 million contract as disclosed on page 13 and throughout your document, when the agreement filed as Exhibit 10.12 to your filing appears to be written for $1 million.

Response:  Complied with. The disclosure in the document under the following headings have been amended; “Business-Our Current and Future Business”, “Business-New drug candidates” and “Management Discussion and Analysis – Revenues, for both periods presented. We have also added disclosure to the Business section under the heading “Backlog.”

The disclosure has been amended to clarify that the contract is a $3,000,000 contract of which $1,000,000 was awarded for the period August 24, 2011 to July 31, 2012 and $2,000,000 is potentially available over the last two years, at $1,000,000 per year  dependent on availability of government funding and satisfactory progress on the project.

United States Securities
   and Exchange Commission
June 22, 2012

Notes to the Consolidated Financial Statements, page F-5

5.	Please revise the title to clarify that these are the notes to the Unaudited Consolidated Financial Statements.

Response: Complied with.

Notes to the Consolidated Financial Statements, page F-28

2. Accounting Policies and Estimates

Revenue Recognition, page F-33

6.	We acknowledge your response to comment 17. Please address the following additional comments:

Please tell us how the government’s ability to terminate your contracts at its convenience as disclosed in the fifth paragraph on page 13 impacts your revenue recognition policy. In your response, tell us whether your percentage-of-completion recognition based on a cost-to-cost measure could result in the recognition of revenue that would not be billable and collectible if the government terminates your contracts.

Response:  We invoice the Government on a monthly basis or more regularly using an online payments system as provided by the Government. Payment for these invoices takes place within a short time frame of typically 1 to 3 days. Should the Government choose to terminate our contracts, we will be informed of their decision and all expenses incurred up to the date of notification of termination will be recoverable. It is highly unlikely that we will continue to incur costs on a project where we have received notification of termination

7.
Please tell us how you bill the government under your contracts and how billing relates to the amount of revenue recognized. In your response, please tell us how a fixed price contract for $3 million with the National Institutes of Health can result in the payment to date of an exact amount of $184,954.01 as disclosed on page 13, instead of some amount in round figures.

United States Securities
   and Exchange Commission
June 22, 2012

Response: We bill the government based on the actual payroll cost of our employees, calculated on an hours worked per project basis. Our hours worked per employee are recorded in our accounting records as an expense to each project. We are also entitled to recover allowable direct expenses and an allowable percentage of employee fringe costs and an allowable percentage of indirect costs, which are overhead costs not directly related to the project, such as rent and utilities, etc., calculated as a percentage of the labor cost billed and as stipulated in the government contract. Our initial proposal to the government included the hours we would bill and the wage rates of our employees, we therefore bill the hours worked as a measure of percentage of completion.

As we are working with exact costs, we bill the National Institutes of Health our exact labor cost with exact direct costs and a percentage recovery for both employee fringe costs and indirect expenses, which will result in an exact amount invoiced. The contract stipulates the salary amount we can charge based on the estimates we provide during the award process, which includes the hours we anticipate spending on the contract multiplied by the actual salary rate of our employees.

8.
You indicate in your policy note that you deliver “feasible research on drug candidates.” Please tell us the importance of feasible research and explain whether you are not entitled to grant funds if your efforts result in unfeasible research. Please tell us whether there are any refund obligations under your contracts.

Response: The wording in our accounting policy note has been modified to clarify our operations.  We are not required to deliver feasible drug candidates but rather to investigate whether there are feasible drug candidates available to treat specified conditions. The funding is not linked to the feasibility of our drug candidates and therefore there are no refund obligations under our contracts based on the investigative work we perform. We have also added wording to the effect that we have no refund obligations for the research work that we have conducted.

4. Intangible Assets, page F-35

9.
Please refer to your response to comment 18. Please revise your disclosure to clarify that the anti-dilutive clause is not a freestanding instrument since any disposal of the shares held by the Licensor will render the anti-dilution clause void. In addition, please revise your disclosure to clarify the operation of how the anti-dilution clause is voided. For example, based on the information provided in the last bullet of your response, it appears that if the Licensor disposes of half of its original holdings, your anti-dilution obligation to the Licensor would be based on 1.5% of your issued equity. If this example is not indicative of how the clause operates, please clarify.

Response: Complied with. Additional disclosure has been added to the Intangible assets note to the financial statements.

United States Securities
   and Exchange Commission
June 22, 2012

* * *

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (561) 237-0804.

Sincerely,

/s/ Hank Gracin

Hank Gracin

HG:ckg
Enclosures
cc:  Caldera Pharmaceutcals, Inc.